(RYDER SCOTT COMPANY LETTERHEAD)

                                                                      EXHIBIT 28




                                             February 3, 1995



Pogo Producing Company
Post Office Box 2504
Houston, Texas  77252-2504

Gentlemen:

         At your request we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pogo Producing Company and its wholly owned subsidiaries (the Company) as of December 31, 1994. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1991, 1992, 1993, and 1994, as contained in this report and our previous reports, are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such dates. The Company's reserves in the United States are located in the states of Colorado, Louisiana, New Mexico, Oklahoma, Texas, and in state and federal waters offshore Louisiana and Texas. The Company's foreign reserves are located offshore Thailand.

         The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1994 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1994 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1994 are shown below:



                                                       Proved Net Reserves
                                                      As of December 31, 1994
                                               ------------------------------------
                                               Liquid, Barrels            Gas, MMCF
                                               ---------------            ---------
 Developed and Undeveloped
    United States                                26,187,240                186,151
    Foreign                                       7,674,372                 56,739
                                                -----------               --------
       Total Worldwide                           33,861,612                242,890

 Developed
    United States                                24,669,755                178,518
    Foreign                                               0                      0
                                                -----------               --------
       Total Worldwide                           24,669,755                178,518

                 The "Liquid" reserves shown above are comprised of crude oil, condensate, and natural gas liquids. Natural gas liquids comprise 17 percent of the Company's developed liquid reserves and 13 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located.

Pogo Producing Company
February 3, 1995
Page 2


                 The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

                 Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests.
         In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes
         (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non- hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

                 (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

                 (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves

Pogo Producing Company
February 3, 1995
Page 3


                 from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

                 Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

                 The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

                 In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1994 from this report and as of December 31, 1993 from our previous report are presented below.

                                                        As of December 31
                                            -----------------------------------------
                                                1994                        1993
                                            -------------               -------------
 Future Cash Inflows                          985,887,955                $895,060,044

 Future Costs
     Production                              $253,140,202                $211,741,925
     Development                              180,838,861                 133,257,042
                                            -------------               -------------
         Total Costs                         $433,979,063                $344,998,967

 Future Net Cash Inflows
     Before Income Tax                       $551,908,892                $550,061,077

 Present Value at 10%
     Before Income Tax                       $382,979,729                $403,840,199

                 Our estimates as of December 31, 1994 and 1993 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for total worldwide, total United States (onshore and offshore), and foreign areas in Table No. 2 which is attached.

                 The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes, ad valorem taxes, and certain other items such as transportation costs in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

                 The Company furnished us with gas prices in effect at December 31, 1994 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases

Pogo Producing Company
February 3, 1995
Page 4


which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

                 The Company furnished us with liquid prices in effect at December 31, 1994 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1994 were not considered in this report.

                 The estimates of future net revenue from the Company's foreign property are based on existing law. Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. For properties located onshore, this study did not consider the salvage value of the lease equipment or the abandonment cost since both are relatively insignificant and tend to offset each other. The estimated net cost of abandonment after salvage was included for offshore properties where abandonment costs net of salvage are significant. The estimates of the offshore net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. The Company supplied data on accumulated gas production imbalances which were taken into account in our estimates of future production and income.

                 The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through December 1994.

                 The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

                 In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Pogo Producing Company
February 3, 1995
Page 5


                 While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

                 Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                               Very truly yours,

                                               RYDER SCOTT COMPANY
                                               PETROLEUM ENGINEERS


                                               /s/ FRED P. RICHOUX
                                               Fred P. Richoux, P.E.
                                               Group Vice President
FPR/sw

                                   TABLE NO. 1

                             POGO PRODUCING COMPANY
                             Proved Net Resere Data


                                                                         United States                          Foreign
                                     Total Worldwide               Total Onshore and Offshore              Thailand Offshore
                           ----------------------------------  ----------------------------------   --------------------------------
                              1994        1993        1992       1994         1993       1992         1994        1993       1992
                           ----------  ----------  ----------  ----------   ---------- ----------   ---------   ---------  ---------
Net Proved Liquid(1)
Reserves, Barrels
- ------------------
Developed and Undeveloped
 Beginning  of Year        28,268,441  22,555,788  18,818,091  22,843,628  19,978,881  18,818,091   5,424,813   2,576,907         0
  Revisions                 1,286,984     342,022   1,721,385   1,286,984     342,022   1,721,385           0           0         0
  Extensions and
   Discoveries              6,565,442   9,764,408   5,486,273   4,315,883    6,916,502  2,909,366   2,249,559   2,847,906  2,576,907
  Improved Recovery                 0           0           0           0            0          0           0           0          0
   Estimated Production    -4,945,677  -4,219,873  -3,611,105  -4,945,677   -4,219,873 -3,611,105           0           0          0
   Purchase of
    Reserves In-Place       2,686,919     182,610     335,750   2,686,919      182,610    335,750           0           0          0
   Sales  of Reserves
    In-Place                     -497    -356,514    -194,606        -497     -356,514   -194,606           0           0          0
                           ----------  ----------  ----------  ----------   ---------- ----------   ---------   ---------  ---------
End of Year                33,861,612  28,268,441  22,555,788  26,187,240   22,843,628 19,978,881   7,674,372   5,424,813  2,576,907

Developed
 Beginning of Year         20,976,194  18,798,149  17,549,830  20,976,194   18,798,149 17,549,830           0           0         0
   End of Year             24,669,755  20,976,194  18,798,149  24,669,755   20,976,194 18,798,149           0           0         0

Net Proved Gas Reserves,
Millions of Cubic Feet
- ------------------------
Developed and Undeveloped
 Beginning  of Year           232,866     207,068     202,735     199,392      196,400    202,735      33,474      10,668         0
  Revisions                    -2,558       1,148      20,284      -2,558        1,148     20,284           0           0         0
 Extensions and
   Discoveries                 49,517      55,626      19,126      26,252       32,820      8,458      23,265      22,806    10,668
 Improved Recovery                  0           0           0           0            0          0           0           0         0
 Estimated Production         -52,618     -32,319     -40,581     -52,618      -32,319    -40,581           0           0         0
 Purchase of Reserves
  In-Place                     15,792      13,192      10,237      15,792       13,192     10,237           0           0         0
 Sales  of Reserves
  In-Place                       -109     -11,849      -4,733        -109      -11,849     -4,733           0           0         0
                           ----------  ----------  ----------  ----------   ---------- ----------   ---------   ---------  ---------
End of Year                   242,890     232,866     207,068     186,151      199,392    196,400      56,739      33,474    10,668

Developed
 Beginning of Year           183,139      175,523     188,090     183,139      175,523    188,090           0           0         0
 End of Year                 178,518      183,139     175,523     178,518      183,139    175,523           0           0         0

_______________________________
(1) Liquid reserves shown above are comprised of crude oil, condensate and natural gas liquids.

                                  TABLE NO. 2

                            POGO PRODUCING COMPANY
                   Cash Inflow and Cost Data (U.S. Dollars)





                                                                     United States
                                     Total Worldwide              Onshore and Offshore            Thailand Offshore
                                     As of December 31             As of December 31               As of December 31
                               ----------------------------    ----------------------------    ----------------------------
                                   1994            1993             1994            1993          1994            1993
                               ------------    ------------    ------------    ------------    ------------    ------------
Future Cash Inflows(1)         $985,887,955    $895,060,044    $720,085,779    $744,200,701    $265,802,176    $150,859,343
Future Costs
  Production(2)                $253,140,202    $211,741,925    $192,833,675    $158,934,102    $ 60,306,527    $ 52,807,823
  Development(3)                180,838,861     133,257,042      86,683,951      79,734,742      94,154,910      53,522,300
                               ------------    ------------    ------------    ------------    ------------    ------------

Total Costs                    $433,979,063    $344,998,967    $279,517,626    $238,668,844    $154,461,437    $106,330,123

Future Cash Inflows
  Before Income Tax            $551,908,892    $550,061,077    $440,568,153    $505,531,857    $111,340,739    $ 44,529,220

Present Value @ 10%
  Before Income Tax            $382,979,729    $403,840,199    $330,867,582    $386,673,722    $ 52,112,147    $ 17,166,477


_______________________________
(1)  Gross revenues before any deductions.
(2) Includes production taxes in the U.S.A., SRB taxes in Thailand, ad valorem taxes and certain other items such as transportation charges.
(3) Includes future abandonment costs net of salvage for offshore properties where such costs are relatively significant.